

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Keith D. Taylor
Chief Financial Officer
Equinix Inc.
One Lagoon Drive
Redwood City, CA 94065

      Re: Equinix Inc.
           Form 10-K for the year ended December 31, 2021
           Filed February 18, 2022
           File No. 001-40205

Dear Mr. Taylor:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 65

1.   We note your presentation of the non-GAAP financial measure Adjusted EBITDA presented on an entity-level basis reconciled from Income from operations rather than Net income. As you are providing a performance measure, in future periodic filings please revise to reconcile this measure from consolidated Net income as the most directly comparable measure calculated in accordance with GAAP. Refer to Question 103.02 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Item 15. Exhibits, Financial Statement Schedules
Financial Statements

Notes to Consolidated Financial Statements
17. Segment Information, page F-61

2.   We note your segment measure of profit or loss is reconciled to Income from operations as presented in your consolidated statements of operations. In future periodic filings, please reconcile your segments' measure of profit or loss to consolidated Income before income taxes. Refer to ASC 280-10-50-30b.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip, Staff Accountant at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction